Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

October 30, 2017

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: David McCann and Karen Rossotto

Re:	Hatteras Core Alternatives Fund; File Nos. 333-220750, 811-21685
Hatteras Core Alternatives TEI Fund; File Nos. 333-220752; 811-21665
Hatteras Core Alternatives Institutional Fund; File Nos. 333-220751; 811-21986
Hatteras Core Alternatives TEI Institutional Fund; File Nos. 333-220748; 811-21985
(each, a “Registrant” and together, the “Registrants”)

Ladies and Gentlemen:

The following responds to your comments in connection with your review of each Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, filed with the Securities and Exchange Commission on September 29, 2017 (each, a “Registration Statement”). The changes to each Registrant’s disclosure, as described below, will be reflected in a 497 filing for each Registration Statement. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statements.

1.
Footnote 4 under the Hatteras Core Alternatives Fund’s and Hatteras Core Alternatives TEI Fund’s “Fund Fees and Expenses” tables and footnote 3 under the Hatteras Core Alternatives Institutional Fund’s and Hatteras Core Alternatives TEI Institutional Fund’s “Fund Fees and Expenses” tables states that the General Partner of the Master Fund is allocated a performance allocation under certain circumstances. Please include a statement in each footnote stating that for the current reporting period, there was no allocation fee paid to the Master Fund and that there was no impact of the allocation fee on each Registrant’s expense table

Registrants will add the requested disclosure as requested.

2.	As per the requirements of Form N-2, please present the information in the Financial Highlights section for the last ten fiscal years of each Registrant.

Registrants will add the requested information as requested.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2497.

Very truly yours,

/s/ Catherine A. DiValentino
Catherine A. DiValentino

cc:	R. Lance Baker, Hatteras Funds
Joshua B. Deringer, Esq.

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